Exhibit 99.1

Hoegh LNG Partners LP Agrees to Acquire a 51% Interest in the FSRU Höegh Grace

HAMILTON, Bermuda, December 1, 2016 — Höegh LNG Partners LP (NYSE: HMLP) (“HMLP” or the “Partnership”) today announced that it has agreed to acquire (the “Acquisition”) from a subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) a 51% ownership interest in Höegh LNG Colombia Holding Ltd. (“Grace Holding”), the sole owner of Höegh LNG FSRU IV Ltd. (“Höegh FSRU IV”) and Höegh LNG Colombia S.A.S. (“Höegh Colombia SAS”), the entities that own and operate the floating storage and regasification unit (“FSRU”) Höegh Grace, and contribute the acquired ownership interest to HMLP’s operating company. The purchase price for the Acquisition will be $188.7 million, less $96.9 million, the pro rata amount of indebtedness related to the Höegh Grace that is expected to be outstanding under the credit facility related to the vessel as of the closing date of the Acquisition (the “Purchase Price”). In addition, HMLP has the option, exercisable with the approval of the conflicts committee (the “Conflicts Committee”) of the board of directors (the “Board”) of HMLP at any time on or prior to February 28, 2017 to purchase the remaining ownership interest in Grace Holding (the “Option”). To the extent the Partnership does not exercise the Option in full by February 28, 2017, the Partnership will retain a right of first offer with respect to the remaining interest in Grace Holding. The Purchase Price will be subject to certain post-closing adjustments for net working capital. In addition, the Purchase Price will be increased, pro rata, to the extent that HMLP exercises all or any portion of the Option on or prior to the closing date of the Acquisition (the “Closing Date”). HMLP intends to settle the Purchase Price with cash. At HMLP’s election, it may settle the Purchase Price and any purchase pursuant to the Option, with a combination of cash and one or more promissory notes from HMLP payable to Höegh LNG in an aggregate amount of up to $50.0 million (the “Seller’s Credit”). If issued, the Seller’s Credit will mature on January 1, 2021 and bear interest at an annual rate of 8%. The transaction is expected to be completed by the end of January 2017 and is subject to customary closing conditions and the acceptance of the Höegh Grace by its charterer.

The Höegh Grace was constructed by Hyundai Heavy Industries Co., Ltd. and delivered to Höegh LNG on March 30, 2016. The vessel is scheduled to service a new LNG import terminal in Cartagena, on the Atlantic coast of Colombia, under an International Leasing Agreement (the “Höegh Grace charter”) with Sociedad Portuaria El Cayao S.A. E.S.P. (“SPEC”), which is expected to commence in December 2016. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas and 49% by private equity investors. The Höegh Grace charter has a term of 20 years. Each party has an unconditional option to terminate the Höegh Grace charter in year 10 and in year 15 without penalty. However, if SPEC waives its right to terminate in year 10, Höegh FSRU IV will not be able to exercise its right to terminate in year 10. Pursuant to the Höegh Grace charter, SPEC has the option to purchase the Höegh Grace in year 10, year 15 and year 20 at a price specified in the Höegh Grace charter. Accordingly, the non-cancellable lease period is for 10 years. The Höegh Grace is also subject to an Operation and Services Agreement with SPEC pursuant to which Höegh Columbia SAS provides certain services for the Höegh Grace for the duration of the Höegh Grace charter.

The Board and the Conflicts Committee have approved the acquisition and the purchase price. The Conflicts Committee retained an outside financial advisor and outside legal advisor to assist with its evaluation of the acquisition and the purchase price.

Assuming HMLP purchases 51% of Grace Holding, management intends to recommend that the Board consider an increase in HMLP’s quarterly cash distribution of approximately 4% to 5%, which would become effective for the distribution with respect to the quarter ending March 31, 2017. Any such increase would be conditioned upon, among other things, the timely closing of the Acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership’s ability to integrate and realize the anticipated benefits from the planned acquisition of the Höegh Grace;

•	the timing of the planned acquisition of the Höegh Grace and the satisfaction of the conditions to closing thereof;

•	the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;

•	FSRU and LNG market trends, including hire rates and factors affecting supply and demand;

•	the Partnership’s ability to implement its growth strategies on a timely basis or at all and other plans and objectives for future operations;

•	the Partnership’s future revenues, expenses, financial condition and results of operations;

•	the Partnership’s ability to make additional borrowings and to access debt and equity markets;

•	charter commencement and termination dates and extensions of charters; and

•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Höegh LNG Partners LP

Höegh LNG Partners LP is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd. (Oslo Børs ticker: HLNG), a leading floating LNG service provider. HMLP’s strategy is to own, operate and acquire FSRUs and associated LNG infrastructure assets under long-term charters.

Contact

Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830

Source: Hoegh LNG Partners LP

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